UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended January 31, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FINANCIAL INFORMATION
Condensed Consolidated Financial Statements — Unaudited
AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Company		Predecessor
	Three Months Ended January 31,		One Month Ended
			November 30,
	2007	2006	2005
Net revenue	$384	$245	$119
Costs and expenses:
Cost of products sold:
Cost of products sold	242	191	91
Amortization of intangible assets	15	10	—
Restructuring charges	14	—	—

Total cost of products sold	271	201	91
Research and development	51	33	22
Selling, general and administrative	58	45	27
Amortization of intangible assets	8	16	—
Restructuring charges	8	—	1

Total costs and expenses	396	295	141

Loss from operations	(12)	(50)	(22)
Interest expense	(29)	(40)	—
Other income, net	1	2	—

Loss from continuing operations before income taxes	(40)	(88)	(22)
Provision for income taxes	3	1	2

Loss from continuing operations	(43)	(89)	(24)
Income and gain from discontinued operations, net of income taxes	49	11	—

Net income (loss)	$6	$(78)	$(24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	January 31,	October 31,
	2007	2006 (1)
ASSETS

Current assets:
Cash and cash equivalents	$240	$272
Trade accounts receivable, net	176	187
Inventory	166	169
Other current assets	44	34

Total current assets	626	662
Property, plant and equipment, net	403	417
Goodwill	116	116
Intangible assets, net	937	973
Other long-term assets	42	49

Total assets	$2,124	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$136	$165
Accrued interest	19	38
Employee compensation and benefits	42	68
Income taxes payable	6	15
Capital lease obligations — current	2	3
Other current liabilities	37	62

Total current liabilities	242	351

Long-term liabilities:
Long-term debt	1,000	1,000
Capital lease obligations — non-current	5	4
Other long-term liabilities	30	31

Total liabilities	1,277	1,386

Commitments and contingencies (Note 11)

Shareholder’s equity:
Redeemable convertible preference shares, no par value; none issued and outstanding on January 31, 2007 and October 31, 2006	—	—
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on January 31, 2007 and October 31, 2006	1,068	1,058
Accumulated deficit	(221)	(227)

Total shareholder’s equity	847	831

Total liabilities and shareholder’s equity	$2,124	$2,217

(1)	Amounts as of October 31, 2006 have been derived from audited financial statements as of that date.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

			Predecessor
	Company		One Month Ended
	Three Months Ended January 31,		November 30,
	2007	2006	2005
Cash flows from operating activities:
Net income (loss)	$6	$(78)	$(24)

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	45	46	6
Amortization of debt issuance costs	1	8	—
Acquired in-process research and development	—	2	—
Gain on divestiture	(48)	—	—
Share-based compensation	10	1	4
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	11	49	1
Inventory	3	35	(3)
Accounts payable	(29)	53	(6)
Employee compensation and benefits	(25)	17	—
Income taxes payable	(9)	4	(2)
Other current assets and current liabilities	(47)	20	(17)
Other long-term assets and long-term liabilities	6	15	2

Net cash (used in) provided by operating activities	(76)	172	(39)

Cash flows from investing activities:
Purchase of property, plant and equipment	(11)	(2)	(6)
Acquisition, net of cash acquired	—	(2,715)	—
Proceeds from sale of discontinued operation	55	—	—

Net cash (used in) provided by investing activities	44	(2,717)	(6)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	1,666	—
Debt repayments	—	(1)	—
Issuance of ordinary shares, net of issuance costs	—	1,049	—
Issuance of redeemable convertible preference shares, net of issuance cost	—	250	—
Redemption of redeemable convertible preference shares, net of issuance costs	—	(249)	—
Dividend paid on redeemable convertible preference shares	—	(1)	—
Net invested equity-Predecessor	—	—	45

Net cash provided by financing activities	—	2,714	45

Net increase (decrease) in cash and cash equivalents	(32)	169	—
Cash and cash equivalents at the beginning of period	272	—	—

Cash and cash equivalents at end of period	$240	$169	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Basis of Presentation
Overview
     Avago Technologies Finance Pte. Ltd. (“we,” the “Company,” “Avago Finance” or “Successor,”) was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “Acquisition”).
     Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd. (“Holdings”), which is wholly owned by Avago Technologies Limited (“Parent”) (formerly known as Argos Acquisition Pte. Ltd. and Avago Technologies Pte. Limited). All three of these companies were formed for the purpose of facilitating the Acquisition and are collectively referred to as the “Holding Companies.”
     We are a leading supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
Basis of Presentation
Interim Financial Information
     The unaudited condensed consolidated financial statements include the accounts of Avago Finance and all of its subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and balances have been eliminated in consolidation.
     Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended October 31, 2006 included in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission (“SEC”) on January 8, 2007.
     The operating results for the three month period ended January 31, 2007 are not necessarily indicative of the results that may be expected for the year ending October 31, 2007 or for any other future period. The balance sheet as of October 31, 2006 is derived from the audited financial statements as of that date.
The Company
     The accompanying unaudited condensed statements of operations and cash flows are presented as Predecessor and Company, which relate to the period preceding the Acquisition and the period succeeding the Acquisition, respectively.
     We did not have any significant operating activity prior to December 1, 2005. The one month period ended November 30, 2005 represents solely the activities of the Predecessor. The Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement (“MSA”). We have brought on line substitute services either provided internally or through outsourcing vendors retained by us. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure that applies in current or future periods when all such services are sourced solely by us. All references herein to the quarter ended January 31, 2006 represent the operations since the Acquisition (two months).
     The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost.
     Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.
     Concentrations of credit risk and significant customers. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.
     In the three months ended January 31, 2007, one of our customers accounted for more than 10% of our total revenue. In the three months ended January 31, 2006, three of our customers accounted for more than 10% of our total revenue. As of January 31, 2007 none of our customers accounted for 10% of our net accounts receivable. As of October 31, 2006, two of our customers accounted for more than 10% of our net accounts receivable.
     Earnings per share. Because we only have one shareholder (Holdings) and no common shares trading in a public market, information on earnings (loss) per share is not meaningful and has not been presented.
Reclassifications
     Certain reclassifications have been made to the prior year unaudited condensed consolidated statements of operations and cash flows. These reclassifications have no impact on previously reported net loss or net cash activities.
Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Tax Force (“EITF”) Issue No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).” EITF No. 06-3 concluded that the scope of the issue includes tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes, excluding tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. EITF  No. 06-3 also requires disclosure of accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value-added tax. If taxes included in gross revenues are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. EITF No. 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial results.
     In December 2006, the FASB issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial results.
     In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment of SFAS No. 115. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of adopting SFAS No. 159 on our consolidated financial position, results of operations and cash flows.

2. Inventory
     Inventory consists of the following (in millions):

	January 31,	October 31,
	2007	2006
Finished goods	$49	$50
Work-in-process	93	109
Raw materials	24	10

	$166	$169

3. Intangible Assets
     The components of amortizable purchased intangibles as of January 31, 2007 and October 31, 2006 are shown in the table below (in millions):

	Gross Carrying	Accumulated
	Amount	Amortization	Net Book Value

As of January 31, 2007:
Purchased technology	$790	($72)	$718
Customer and distributor relationships	251	(33)	218
Order backlog	31	(31)	—
Other	2	(1)	1

Total	$1,074	($137)	$937

As of October 31, 2006:
Purchased technology	$796	($57)	$739
Customer and distributor relationships	266	(33)	233
Order backlog	31	(31)	—
Other	2	(1)	1

Total	$1,095	($122)	$973

     Amortization of intangible assets included in continuing operations was $23 million, $26 million, and $0 for the three months ended January 31, 2007, two months ended January 31, 2006, and the one month ended November 30, 2005, respectively. During the quarter ended January 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the image sensor operation, net of accumulated amortization of $8 million (See Note 8. “Discontinued Operations”).
     Based on the amount of intangible assets subject to amortization at January 31, 2007, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2007 (remaining)	$68
2008	89
2009	82
2010	81
2011	79
2012	79
Thereafter	459

$937

     The weighted average amortization periods remaining by intangible asset category at January 31, 2007 were as follows:

Years
Amortizable intangible assets:
Purchased technology	12.8
Customer and distributor relationships	10.5
4. Senior Credit Facilities and Borrowings
Senior Credit Facilities
     We have a revolving credit facility in the amount of $250 million which includes borrowing capacity available for letters of credit and for borrowings and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of January 31, 2007, we have not borrowed under the revolving credit facility, although we had $11 million of letters of credits outstanding under the facility.
     We were in compliance with all financial and non-financial covenants relating to the senior secured credit facilities as of January 31, 2007.
Senior Notes and Senior Subordinated Notes
     In connection with the Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), (ii) $250 million principal amount of senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “notes.” We received proceeds of $966 million, net of $34 million of related transaction expenses in the year ended October 31, 2006. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense. The rate for the Senior Floating Rate Notes was 10.9% at January 31, 2007.
5. Restructuring Charges
     In the first quarter of 2007, we began to increase the use of outsourced service providers in our manufacturing operations. In connection with this action, we introduced a largely voluntary severance program intended to reduce our workforce by approximately 15%, primarily in our major locations in Asia. As a result, for our first fiscal quarter ended January 31, 2007, we incurred cash charges of $22 million, predominantly representing one-time employee termination benefits, approximately half of which was paid during the quarter ended January 31, 2007 with the remainder to be paid during the quarter ending April 30, 2007.
     The significant activity within and components of the restructuring charges during the three months ended January 31, 2007 are as follows (in millions):

Employee
Termination
Costs
Charges to cost of products sold	$14
Charges to research and development	1
Charges to selling, general and administrative	7
Cash payments	(11)

Accrued restructuring as of January 31, 2007 - included in other current liabilities	$11

     We review the assumptions used in estimating our restructuring charges on a quarterly basis.
6. Share-Based Compensation
     Effective November 1, 2006 (fiscal 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the three months ended January 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles.
     The impact on our results for share-based compensation for the three months ended January 31, 2007 was as follows (in millions):

Amount
Cost of products sold	$1
Research and development	—
Selling, general and administrative	8

Total share-based compensation expense	$9

     The weighted-average assumptions utilized for our Black-Scholes valuation model are as follows:

Share
Option Plans
Risk-free interest rate	4.7%
Dividend yield	0.0%
Volatility	50.0%
Expected term (in years)	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility from traded options of guideline publicly traded companies with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107 (“SAB 107”).
     Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the three months ended January 31, 2007 was $3.59.
     Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if the actual forfeiture rate is lower than we estimated, and will record a recovery of prior expense if the actual forfeiture is higher than we estimated.
     Total compensation cost of options granted but not yet vested, as of January 31, 2007, was $18 million, which is expected to be recognized over the weighted average period of 4 years.
     A summary of award activity is described as follows (in millions, except per-share amounts and contractual life):

		Awards Outstanding		Weighted-
			Weighted-	Average
	Awards		Average	Remaining	Aggregate
	Available for	Number	Exercise Price	Contractual Life	Intrinsic
	Grant	Outstanding	Per Share	(in years)	Value

Balance as of October 31, 2006	8	18	$4.87
Granted	(1)	1	4.54
Cancelled	2	(2)	4.46

Balance as of January 31, 2007	9	17	4.88	8.25	$92

Vested as of January 31, 2007		4	4.28	7.96	21
Vested and expected to vest as of January 31, 2007		13	4.81	8.19	70

     The following table summarizes significant ranges of outstanding and exercisable awards as of January 31, 2007 (in millions, except per share amounts and contractual life):

	Awards Outstanding			Awards Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
$1.25	1	5.68	$1.25	1	$1.25
$5.00	15	8.32	5.00	3	5.00
$6.48	1	9.53	6.48	—	—

Total	17	8.25	4.88	4	4.28

Pro forma Information for Periods Prior to the Adoption of SFAS No. 123R
     Prior to the adoption of SFAS No. 123R, we provided the disclosures required under SFAS No. 123. The pro forma information for the quarter ended January 31, 2006 was as follows:

Company
Three Months Ended
January 31,
2006
(In millions)
Net loss — as reported	$(78)
SFAS 123 compensation expense, net of tax	1

Net loss — pro forma	$(79)

     No employee share-based compensation expense was reflected in our results of operations for the quarter ended January 31, 2006 for employee share option awards as all options were granted with an exercise price equal to the market value of the underlying common share on the date of grant. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.
     Predecessor’s employees participated in Agilent’s share-based compensation plans. On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, share-based compensation of $4 million was recorded in Predecessor statement of operations for the one month ended November 30, 2005, and therefore pro forma disclosure in accordance with SFAS No. 123 was not applicable for this period.
     The fair value of options granted during our quarter ended January 31, 2006 under SFAS No. 123 and the Predecessor’s one month ended November 30, 2005 under SFAS No. 123R were estimated using a Black-Scholes valuation model with the following weighted-average assumptions:

	Company	Predecessor
	Three Months Ended	One Month Ended
	January 31, 2006	November 30, 2005
Risk-free interest rate for options	5.0%	4.3%
Risk-free interest rate for the 432(b) Plan	—	4.3%
Dividend yield	0.0%	0.0%
Volatility for options	0.0%	29.0%
Volatility for the 423(b) Plan	—	30.0%
Expected term for options (in years)	6.5	4.25
Expected term for the 423(b) Plan (in years)	—	0.5 to 1
7. Income Taxes
     For the three months ended January 31, 2007, we recorded an estimated income tax provision of $3 million on continuing operations compared to $1 million in the same period last year. The increase is primarily driven by an increase in operating profits in Singapore and the United States and includes the impact of the Singapore and Malaysia tax holidays granted to Avago. We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.
8. Discontinued Operations
Image Sensor Operation
     On November 17, 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $55 million of net proceeds, including $2 million of earn-out payments, during the quarter ended January 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party for $12 million. We recorded a gain on the sale of approximately $48 million for both of these transactions, which was reported as income and gain from discontinued operations.
     The following table summarizes the results of operations of the image sensor operation, included in discontinued operations in our unaudited condensed consolidated statements of operations for the quarters ended January 31, 2007 and 2006, and one month ended November 30, 2005 (in millions):

	Company		Predecessor
	Three Months Ended January 31,		One Month Ended
	2007	2006	November 30, 2005
Net revenue	4	25	6
Costs, expenses and other income, net	(4)	(18)	(7)
Gain on sale of operation	48	—	—

Income (loss) and gain from discontinued operations, net of taxes	48	7	(1)

     During the quarter ended January 31, 2007, we also recognized $1 million of income from discontinued operations, net of taxes relating to our storage business that was sold during the quarter ended April 30, 2006.
     The following table presents the image sensor operation’s assets and liabilities as of December 8, 2006 (in millions):

Company

Assets:
Property, plant and equipment, net	4
Intangible assets, net	13

Total assets of discontinued operation	17

Liabilities:
Current liabilities	1

Net assets of discontinued operation	16

9. Related-Party Transactions
     We recorded $1 million of expenses for each of the quarters ended January 31, 2007 and 2006 for ongoing consulting and management advisory services provided by Kohlberg Kravis Roberts & Co. (“KKR”) and Silver Lake Partners (“Silver Lake”). Additionally, we paid KKR and Silver Lake a total of $1 million in advisory fees, which were charged to gain on sale of operation during the quarter ended January 31, 2007, in connection with the divestiture of the image sensor operation (see Note 8. “Discontinued Operations”).
     We recorded $1 million and $0 million of charges during the quarter ended January 31, 2007 and 2006, respectively, in connection with variable accounting related to the 800,000 options granted to Capstone Consulting, a company affiliated with KKR.
     Mr. Michael Marks, a member of our board of directors, was the Chief Executive Officer of Flextronics International Ltd. (“Flextronics”) until December 2005 and remains chairman of the board of Flextronics. Mr. James A. Davidson, a member of our board of directors, also serves as a director of Flextronics. In the ordinary course of business, we continue to sell products to Flextronics, which during the quarter ended January 31, 2007 and 2006 accounted for $8 million and $11 million, respectively, of net revenue, which was included as part of income from discontinued operations. Trade accounts receivable due from Flextronics as of January 31, 2007 and October 31, 2006 were $6 million and $8 million, respectively.
     Ms. Mercedes Johnson, our Senior Vice President, Finance and Chief Financial Officer, is a director of Micron. In December 2006, we completed the sale of our image sensor operation to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction (see Note 8. “Discontinued Operations”).
10. Segment Information
     SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim consolidated financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have aggregated our operating segments into one reportable segment based on the nature of our products. In aggregating our operating segments, we have considered the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. Our Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.
     The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the destination of the shipments and long-lived assets are based on the physical location of the assets (in millions):

	Malaysia and	United	Rest of the
	Singapore	States	World	Total
Company
Net revenue:
Quarter ended January 31, 2007:	$281	$73	$30	$384
Quarter ended January 31, 2006:	173	56	16	245
Long-lived assets:
As of January 31, 2007	171	220	12	403
As of October 31, 2006	176	229	12	417

Predecessor
Net revenue:
One month ended November 30, 2005 (1):	84	31	28	119

(1)	Net revenue for the one month ended November 30, 2005 of each geographic region includes net revenue from discontinued operations which totaled $24 million.
11. Commitments and Contingencies
Commitments
     Operating Lease Commitments. On January 10, 2007, we entered into a lease extension for our lease in San Jose, California. This extension will terminate in the first quarter of 2016. We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under our leases at January 31, 2007 were $8 million for the remainder of 2007, $9 million for 2008, $6 million for 2009, $6 million for 2010, $2 million for 2011, $2 million for 2012 and $7 million thereafter.
     Purchase Commitments. At January 31, 2007, we had unconditional purchase obligations of $16 million. These unconditional purchase obligations include agreements to purchase inventories that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our future unconditional purchase obligations at January 31, 2007 were $16 million for 2007 and none thereafter.
     There were no other substantial changes to our contractual commitments in the first quarter of 2007.
Other Indemnifications
     As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. We also from time to time provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In addition, we also enter into customary indemnification arrangements with buyers in connection with business dispositions. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis supplement the management’s discussion and analysis with respect to the fiscal year ended October 31, 2006 and the related audited financial statements included in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission (“SEC”) on January 8, 2007 (the “Registration Statement”).
Forward-Looking Statements
     The following discussion and analysis includes historical and certain forward-looking information that should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the footnotes thereto. This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in this Report on Form 6-K. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan” and other expressions, that are predictions or indicate future events, identify forward-looking statements, which are based on the current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions. The forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual outcomes and results to differ materially from what is expressed, expected, anticipated, or implied in any forward-looking statement. These statements include those related to our products, product sales, expenses, cash flow, growth rates and restructuring efforts. For example, there can be no assurance that our product sales efforts, revenues or expenses will meet any expectations or follow any trend(s), or that our ability to compete effectively will be successful or yield preferred results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this report. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”).
Overview
     We are a leading supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “Acquisition”).
     The accompanying unaudited condensed consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding the Acquisition and the period succeeding the Acquisition, respectively. We did not have any significant operating activity prior to December 1, 2005 and accordingly, all references to the combined quarter ended January 31, 2006 represent only the two months of our operations since completion of the Acquisition plus the results of operations of Predecessor for the month of November 2005. All of the financial statements included in this report are presented in accounting principles generally accepted in the United States of America (“GAAP”) and expressed in U.S. dollars unless otherwise noted.
Restructuring
     In the first quarter of 2007, we began to increase the use of outsourced service providers in our manufacturing operations. In connection with this action, we introduced a largely voluntary severance program intended to reduce our workforce by approximately 15%, primarily in our major locations in Asia. As a result, for our first fiscal quarter ended January 31, 2007, we incurred cash charges of $22 million, predominantly representing one-time employee termination benefits, approximately half of which was paid during the quarter ended January 31, 2007 with the remainder to be paid during the quarter ending April 30, 2007.
Dispositions
     On November 17, 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $55 million of net proceeds, including $2 million of earn-out payments, during the quarter ended January 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party. We recorded a gain on the sale of approximately $48 million for both of these transactions, which was reported as income and gain from discontinued operations.
     During fiscal year 2006 we disposed of our printer ASICs and storage businesses. Those businesses were treated as discontinued operations and, accordingly, their historical results have been excluded from our unaudited condensed consolidated financial statements.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and the results of operations are based on our unaudited condensed consolidated financial statements that have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation, accounting for income taxes and share-based compensation.
Share-Based Compensation
     Except for share-based compensation treatment as described below, there have been no significant changes in our critical accounting policies during the fiscal quarter ended January 31, 2007 compared to what was previously disclosed in “Critical Accounting Policies and Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement.
     Effective November 1, 2006 (fiscal 2007), we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No. 123R establishes generally accepted accounting principles for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the three months ended January 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account any portion of such awards under the originally applied accounting principles.
     For the quarter ended January 31, 2007, we recorded a total charge of $10 million of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative, as appropriate.
Results from Continuing Operations
Quarter Ended January 31, 2007 Compared to Combined Quarter Ended January 31, 2006
     The table below combines the results of operations for the Company for the quarter ended January 31, 2006 (which includes the operations of our business only for the two months from and after the closing of the Acquisition on December 1, 2005) with those of Predecessor for the month of November 2005. From our inception in September 2005 through November 30, 2005, the Company had no revenues, cost of goods sold, research and development expense or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, management believes that combining the one month Predecessor results with the two months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the Acquisition and our transition to a stand-alone entity, we believe that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the Acquisition had on us, most notably significantly increased leverage and liquidity requirements, and may not be predictive of future results of operations.

	Company		Predecessor	Combined	Company	Combined
	Quarter Ended	Quarter Ended	One Month Ended	Quarter Ended	Quarter Ended	Quarter Ended
	January 31,	January 31,	November 30,	January 31,	January 31,	January 31,
	2007	2006	2005	2006	2007	2006
	(In millions)				As a Percentage of Net Revenue
Statement of Operations Data:
Net revenue	$384	$245	$119	$364	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	242	191	91	282	63%	77%
Amortization of intangible assets	15	10	—	10	4%	3%
Restructuring charges	14	—	—	—	4%	0%

Total cost of products sold	271	201	91	292	71%	80%
Research and development	51	33	22	55	13%	15%
Selling, general and administrative	58	45	27	72	15%	20%
Amortization of intangible assets	8	16	—	16	2%	4%
Restructuring charges	8	—	1	1	2%	0%

Total costs and expenses	396	295	141	436	103%	119%
Income (loss) from operations	(12)	(50)	(22)	(72)	(3)%	(19)%
Interest expense	(29)	(40)	—	(40)	8%	11%
Other income, net	1	2	—	2	0%	1%

Loss from continuing operations before taxes	(40)	(88)	(22)	(110)	(11)%	(29)%
Provision for income taxes	3	1	2	3	1%	1%

Loss from continuing operations	(43)	(89)	(24)	(113)	(12)%	(30)%
Income and gain from discontinued operations, net of income taxes	49	11	—	11	13%	3%

Net income (loss)	$6	$(78)	$(24)	$(102)	1%	(27)%

     Net revenue. Substantially all of our net revenue is derived from sales of semiconductor components incorporated into electronic products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We sell our products primarily through our direct sales force. We also utilize distributors for a portion of our business.
     Net revenue was $384 million for the quarter ended January 31, 2007, as compared to $364 million for the combined quarter ended January 31, 2006, an increase of $20 million or 5%. During the quarter ended January 31, 2007, net revenue of our products targeted at the wired infrastructure market experienced growth as the target market grew significantly which boosted sales of our corresponding product line. Net revenue from products targeted at the industrial/automotive electronics market experienced strong growth driven by increased shipments of optocouplers across most regions.
     Cost of products sold. Our cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence and other manufacturing expenses.
     Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent and restructuring charges, was $271 million for the quarter ended January 31, 2007, as compared to $292 million for the combined quarter ended January 31, 2006, a decrease of $21 million or 7%. As a percentage of net revenue, cost of products sold decreased from 80% to 71%. The primary reason for the decrease was that during the combined quarter ended January 31, 2006, there was a fair value adjustment of $39 million relating to inventory acquired as part of the Acquisition, which was subtantially sold by January 31, 2006. Additionally, during the combined quarter ended January 31, 2006 we also incurred one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. During the quarter ended January 31, 2007, we recorded $14 million of restructuring charge related to employee termination costs and amortization of intangible assets which were $5 million greater than recorded in the combined quarter ended January 31, 2006, because the prior-year period only included amortization of intangibles purchased from Agilent for two months.
     Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design, including of share-based compensation, and development and technical support of our products and technologies. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.
     Research and development expense was $51 million for the quarter ended January 31, 2007, as compared to $55 million for the combined quarter ended January 31, 2006, a decrease of $4 million or 7%. As a percentage of net revenue, research and development expenses decreased from 15% to 13%. Research and development expense for the combined quarter ended January 31, 2006 was higher than for the quarter ended January 31, 2007 due primarily to one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity.
     Selling, general and administrative. Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.
     Selling, general and administrative expense was $58 million for the quarter ended January 31, 2007, as compared to $72 million for the combined quarter ended January 31, 2006, a decrease of $14 million or 19%. As a percentage of net revenue, selling, general and administrative expense decreased from 20% to 15%. Selling, general and administrative expense for the combined quarter ended January 31, 2006 was higher than for the quarter ended January 31, 2007 as we incurred one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity.
     Amortization of intangible assets. In connection with the Acquisition, we recorded intangible assets of $1,233 million, net of assets of the storage business held for sale. These intangible assets are being amortized over their estimated useful lives of six months to 20 years. In connection with the Acquisition we also recorded goodwill of $193 million, net of assets of the storage business, which is not being amortized.
     Amortization of intangible assets was $8 million for the quarter ended January 31, 2007 compared to $16 million for the combined quarter ended January 31, 2006. Amortization of intangibles decreased as Order Backlog was fully amortized during fiscal 2006. This was offset by the fact that the quarter ended January 31, 2007 includes amortization of the Acquisition-related intangibles for three months compared to two months for the combined quarter ended January 31, 2006.
     Restructuring charges. See Note 5. “Restructuring Charges” to the unaudited condensed consolidated financial statements, included elsewhere in this document.
     Interest expense. In connection with the Acquisition, we incurred substantial indebtedness. Although this debt has been significantly reduced, principally through net proceeds derived from the divestitures of our storage business and printer ASICs business, the interest expense relating to this debt has adversely affected, and will continue to adversely affect, our earnings.
     Interest expense was $29 million for the quarter ended January 31, 2007, as compared to $40 million for the combined quarter ended January 31, 2006, a decrease of $11 million or 28%. Interest expense for the combined quarter ended January 31, 2006 includes an aggregate of $8M in amortization of debt issuance costs and commitment fees for expired facilities. Through net proceeds derived from the divestiture of our storage business and printer ASICs business, we have been able to reduce our debt level significantly since the Acquisition on December 1, 2005, and hence reduce the associated interest expense. Nevertheless, the interest expense relating to our indebtness has adversely affected, and will continue to adversely affect, our earnings. We presently estimate that the cash portion of our interest expense for the fiscal year ending October 31, 2007 will be approximately $108 million, subject to increase in the event of an increase in the interest rates applicable to our variable rate indebtedness.
     Other income, net. Other income, net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other income, net was $1 million for the quarter ended January 31, 2007 and $2 million for the combined quarter ended January 31, 2006.
     Provision for income taxes. For each of the quarter ended January 31, 2007 and the combined quarter ended January 31, 2006, we recorded an estimated income tax provision of $3 million on continuing operations. We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.

Liquidity and Capital Resources
     We began operating as an independent company on December 1, 2005. Prior to that date, we operated as a business segment of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system. Accordingly, none of the Agilent cash, cash equivalents or debt at the corporate level were assigned to Predecessor in the historical financial statements for periods prior to December 1, 2005.
     Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures.
     We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.
     Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.
Cash Flows for the Quarters Ended January 31, 2007 and 2006
     We used $76 million in cash in operations during the quarter ended January 31, 2007. The net cash used in operations in the first fiscal quarter was primarily due to changes in operating assets and liabilities of $90 million and a loss from continuing operations of $43 million, offset by non-cash charges of $56 million. Non-cash charges for the quarter ended January 31, 2007 include $45 million for depreciation and amortization and $10 million in share-based compensation. Significant changes in operating assets and liabilities from October 31, 2006 include a decrease in accounts payable and other current assets and current liabilities of $29 million and $47 million, respectively, due primarily to the timing of payments (including $21 million of payment in legal settlement), as well as a decrease in employee compensation and benefits accruals of $25 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by decreases from October 31, 2006 in accounts receivable and inventory of $11 million and $3 million, respectively. Our reported cash flow from operations for the quarter ended January 31, 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations.
     Net cash provided by investing activities for the quarter ended January 31, 2007 was $44 million. The net cash provided by investing activities was principally due to net proceeds received from the sale of the image sensor operation of $55 million offset by purchases of property, plant and equipment of $11 million. Net cash used in investing activities for the quarter ended January 31, 2006 were almost entirely due to the acquisition of SPG from Agilent for $2,715 million.
     Net cash was not affected by financing activities for the quarter ended January 31, 2007. The net cash provided by financing activities for the quarter ended January 31, 2006 was principally from proceeds of $1,666 million from debt borrowings and the issuance of ordinary and redeemable convertible preference shares of approximately $1,049 million and $250 million, respectively, less $249 million associated with the redemption of all of the redeemable convertible preference shares.
Indebtedness
     We have a substantial amount of indebtedness. As of January 31, 2007, including the capital lease obligation, we had $1,007 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $250 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $11 million at January 31, 2007, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements.
Contractual Commitments
     On January 10, 2007, we entered into a lease extension for our lease in San Jose, California. This extension will terminate in the first quarter of 2016. Our future minimum lease payments under our leases at January 31, 2007 were $8 million for the remainder of 2007, $9 million for 2008, $6 million for 2009, $6 million for 2010, $2 million for 2011, $2 million for 2012, and $7 million thereafter.
     On January 31, 2007, we had unconditional purchase obligations of $16 million. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our future unconditional purchase obligations at January 31, 2007 were $16 million for 2007 and none thereafter.
     There were no other substantial changes to our contractual commitments in the first quarter of 2007.
Off-Balance Sheet Arrangements
     We had no material off-balance sheet arrangements at January 31, 2007.
New Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Tax Force (“EITF”) Issue No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).” EITF 06-3 concluded that the scope of the issue includes tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes, excluding tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. EITF 06-3 also requires disclosure of accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value-added tax. If taxes included in gross revenues are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. EITF 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial results.
     In December 2006, the FASB issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial results.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment of SFAS No. 115. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of adopting SFAS No. 159 on our consolidated financial position, results of operations or cash flows.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate
     At January 31, 2007, we had $250 million of debt outstanding under the senior floating rate notes which is based on a floating rate index. A 0.125% change in interest rates would increase the annual interest expense on the floating rate indebtedness by $0.3 million.
Currency Exchange Rates
     Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. Historically, Agilent hedged its net cash flow and balance sheet exposures that were not denominated in the functional currencies of its subsidiaries on a short term and anticipated basis. We do not currently use a hedging program. However, we continually assess and evaluate our currency exchange exposures and may enter into hedging transactions in the future.
Controls and Procedures
     (a) Evaluation of Disclosure Controls and Procedures. As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”), evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2007. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of January 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.
     (b) Changes in Internal Controls Over Financial Reporting. Not applicable
OTHER INFORMATION
Legal Proceedings
     From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.
Risk Factors
RISK FACTORS
     The following is a summary description of some of the many risks we face in our business. You should carefully consider the following risk factors, all other information contained in this Report on Form 6-K and contained in our Registration Statement before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.
Risks Relating to Our Indebtedness
Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under the notes or other indebtedness.
     The following table presents our long-term indebtedness as of January 31, 2007:

As of January 31, 2007
(In millions)
Revolving credit facility	$—
Senior notes:
10 1/8% senior notes due 2013	500
Senior floating rate notes due 2013	250
11 7/8% senior subordinated notes due 2015	250
Long-term obligation for capital leases	5

Total long-term indebtedness	$1,005

     Subject to restrictions in the indentures governing the notes and the senior credit agreement, we may incur additional indebtedness. Our substantial indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to the notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.
The indentures governing the notes and our senior credit agreement impose significant restrictions on our business.
     The indentures governing the notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to:
•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.
     In addition, over a specified limit, our senior credit agreement requires us to meet a financial ratio test and restricts our ability to make capital expenditures or prepay certain other indebtedness. Our ability to meet the financial ratio test may be affected by events beyond our control, and we do not know whether we will be able to maintain this ratio.
     The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our senior credit agreement or the indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.
     The breach of any of these covenants or restrictions could result in a default under the indentures governing the notes or our senior credit facilities. An event of default under our debt agreements would permit some or all of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit facilities, could proceed against the collateral securing that debt. In addition, if any of our other debt is accelerated, we may be restricted from making interest payments on the notes or repaying the principal amount of the notes. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Despite current indebtedness levels, we and our subsidiaries may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.
     The terms of the indentures governing the notes allow us and our subsidiaries to incur additional indebtedness in the future. Any secured indebtedness permitted under the senior credit agreement and the indentures would be effectively senior to the notes and the subsidiary guarantees. Our revolving credit facility permits additional borrowings of up to $250 million, including outstanding letters of credit. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks described above would increase. In addition, the indentures governing the notes allow us to incur obligations that do not constitute indebtedness.
We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.
     Our cash interest expense for the quarter ended January 31, 2007 was $28 million. Our ability to make payments on and to refinance our indebtedness and to fund capital expenditures and research and development efforts will depend on our ability to generate cash in the future. To a certain extent, our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result of these and other factors, our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility or otherwise to enable us to pay our indebtedness or to fund other liquidity needs. If we cannot generate sufficient cash to pay our indebtedness, we may need to refinance all or a portion of our indebtedness on or before maturity. We do not know whether we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.
     Without sufficient cash, we could be forced to reduce or delay investments and capital expenditures or to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances, which could have a material adverse effect on our business, financial condition and results of operations. Restrictive covenants in our senior credit agreement and the indentures governing the notes limit our ability to sell assets and restrict the use of proceeds from any such sale. Furthermore, our senior credit facilities are secured by substantially all of our assets. We may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.
Risks Relating to Our Separation from Agilent
Our historical financial information may not be indicative of our actual historical financial results or future financial performance.
     Historically, we conducted our operations as part of Agilent and not as a separate entity. Accordingly, our Predecessor’s financial information included in this Report on Form 6-K does not necessarily reflect the historical financial condition, results of operations and cash flows we would have experienced had we operated during all periods presented as a separate, stand-alone entity and may not be indicative of our future financial performance.
     In connection with the Acquisition, we entered into a Master Separation Agreement, or MSA, with Agilent pursuant to which Agilent provided select services to our company on a transitional basis. Since the completion of the Acquisition on December 1, 2005, we have progressively reduced the services sourced from Agilent under the MSA as we have brought online substitute services either provided internally or through outsourcing vendors we have retained. Agilent’s obligations under the MSA terminated on August 31, 2006. As such, our results for the quarter ended January 31, 2006 reflect one-time costs associated with establishing the corporate infrastructure required to operate as a stand-alone entity. Our costs to operate as a stand-alone entity may be higher, perhaps substantially, than we presently anticipate.
We have a limited history operating as an independent entity without Agilent, and have recently implemented the information technology, or IT, infrastructure we need to operate as a stand-alone entity. We do not know if the infrastructure we have put into place will meet all of our current and future business requirements.
     We have only recently completed our transition of certain key services from Agilent. At the closing of the Acquisition, we assumed responsibility for certain key services previously provided by Agilent, including audit, human resources, legal, payroll accounting, procurement, tax accounting and treasury. Pursuant to the MSA, Agilent provided us with other key services on an interim basis, including, among others, accounting and IT services (including enterprise resource planning systems). Agilent’s obligations under the MSA terminated on August 31, 2006. We currently provide these services internally and, in some cases, through outsourcing arrangements with third parties. Any failure of these services to be adequate for our current and future needs could result in a material adverse effect on our business, financial condition and results of operations.
     We have recently implemented our IT infrastructure. To operate successfully as a stand-alone entity, our new IT infrastructure must be stable, reliable and capable of meeting our current and future requirements. Our new IT infrastructure, among other things, integrates our basic telecommunications infrastructure, network monitoring and maintenance systems, billing systems, customer relationship management systems, corporate finance systems, human resource and payroll systems and backup data centers. We do not know whether the infrastructure we have put into place will meet our current and future business requirements.
We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.
     We rely on third party vendors to provide critical services historically provided by Agilent, including, among other things, certain services related to accounting, billing, human resources, IT, network development and network monitoring. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us.
The inability of our senior management team to effectively manage our business as a stand-alone entity would hinder the implementation of our strategy.
     Our future operating results will depend substantially upon the performance of our key personnel. Some of our executive officers are new to us and have not been involved with our business for a significant period of time. The focus and attention of these executives and senior managers may be diverted while they familiarize themselves with our business. The inability of our senior management team to effectively manage our business as a stand-alone entity would hinder the implementation of our strategy and could have a material adverse effect on our business, financial condition and results of operations.
We may not be successful in establishing a brand identity.
     From 1999 to 2005, we conducted our business under Agilent’s brand name, and prior to that, under Hewlett-Packard’s. We believe our customers, suppliers and potential employees recognized the value of those brand names. As part of our separation from Agilent, we renamed our company “Avago” and are now investing time, effort and resources to establish our new brand identity in the marketplace. We do not know whether this effort will ultimately be successful. If our effort to establish a brand identity for “Avago” is unsuccessful, our business, financial condition and results of operations may suffer.
As an independent company, we may experience increased costs resulting from a decrease in the purchasing power we had while we operated as part of Agilent.
     Prior to our separation from Agilent, we were able to take advantage of Agilent’s size and purchasing power in procuring goods, technology and services, including audit services, employee benefit support and insurance. As a stand-alone entity, we are significantly smaller than Agilent and likely will not have access to financial and other resources comparable to those available to us prior to the separation. As an independent company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.
Risks Related to Our Business
We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.
     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In recent periods, these factors have been exacerbated by the threat or actual occurrence of armed international conflict or terrorist attacks. In the event of a downturn, we may not be able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. Any future downturns could have a material adverse effect on our business, financial condition and results of operations.
If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.
     The semiconductor industry is subject to rapid and significant changes in technology, frequent new product introductions and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.
The transformation from a business segment of Agilent to a stand-alone company and the implementation of our new business strategy entail significant near- to mid-term risks, which may make it more difficult for us to retain and attract qualified personnel. Our business would be adversely affected if existing key personnel leave or if we are unable to recruit and motivate new personnel.
     We are continuing to evolve from a business segment of Agilent to a fully independent, stand-alone company with its own culture, identity, management structure, operational goals and business strategy. In addition to the restructuring begun in the first quarter of 2007, as we seek to maximize our opportunities and increase our profitability, we expect to continue to evaluate opportunities to increase our outsourcing activities, particularly in the area of semiconductor assembly and test, to more tightly focus our research and development activities, and to evaluate additional purchases or sales of assets, businesses or investments. All of these activities involve significant change and pose significant risks as new processes must be created and personnel must adapt to a dynamic, and different, environment.
     Our future success depends on our ability to retain, attract and motivate qualified personnel, including executive officers and other key management and technical personnel. We do not know whether we will be able to retain all of our key personnel as we continue our evolution and pursue our business strategy. The loss of the services of one or more of our key employees, officers or design and technical personnel, or our inability to retain, attract and motivate qualified personnel in this new environment, could have a material adverse effect on our business.
     As the source of our technological and product innovations, our key technical personnel represent a significant asset. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog, mixed-signal and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. Further, in the past, we believe our Predecessor benefited from Agilent’s name and reputation as an employer. To the extent we do not achieve similar recognition, our ability to attract and retain key technical personnel could be harmed.
We are subject to varying levels of taxation in different jurisdictions. Changes to the corporate tax rate, the laws of any of these jurisdictions or our operating structure or practices could significantly increase or decrease the amount of corporate taxes we have to pay.
     We have structured our operations to maximize income in countries where tax incentives have been extended to encourage investment or where income tax rates are low. In exchange for agreeing to certain increases in headcount, capital expenditures and other business undertakings, we expect our Singapore and Malaysian operations will benefit from multi-year tax concession agreements with those governments. However, we must meet certain operating conditions to retain these tax benefits. Our interpretations and conclusions regarding the tax concessions are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax concessions are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would significantly increase our tax expenses and reduce our profitability. Similarly, if we cannot or elect not to comply with the operating conditions included in our tax concession arrangements, we will lose the related tax benefits and, depending on the jurisdiction, could be required to repay tax benefits previously realized by us.
     In addition, taxable income in any jurisdiction is dependent upon acceptance of our intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could substantially increase our tax expense.
Unless we and our suppliers continuously improve manufacturing efficiency and quality, our financial performance could be adversely affected.
     Manufacturing semiconductors involves highly complex processes that require advanced equipment. We and our suppliers, as well as our competitors, continuously modify these processes in an effort to improve yields and product performance. Defects or other difficulties in the manufacturing process can reduce yields and increase costs. Our manufacturing efficiency will be an important factor in our future financial performance, and we may be unable to maintain or increase our manufacturing efficiency to the same extent as our competitors. For products that we outsource manufacturing, our product yields and performance will be subject to the manufacturing efficiencies of our third-party suppliers.
     From time to time, we and our suppliers have experienced difficulty in beginning production at new facilities, transferring production to other facilities, achieving and maintaining a high level of process quality and effecting transitions to new manufacturing processes, all of which have caused us to suffer delays in product deliveries or reduced yields. We and our suppliers may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could be adversely affected by any increase in costs related to increases in production capacity if revenues do not increase proportionately.
Winning business is subject to lengthy competitive selection processes that require us to incur significant expense. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenues from a product and adversely affect our results of operations.
     We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.
     After winning a product design, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. In addition, a delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially adversely affect our business, financial condition and results of operations.
Competition in our industry could prevent us from growing our revenue and from raising prices to offset increases in costs.
     The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share. We compete in different product categories to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, system-level design capability, customized design, strategic relationships with customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We also compete with smaller and emerging companies that sell their products in specialized markets, and with the internal capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The semiconductor industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.
     Gross margins in the semiconductor industry vary by degree of engineering difficulty and performance, level of competition, the existence of product alternatives and geographic region, where local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive parts, may vary. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.
Our operating results are subject to substantial quarterly and annual fluctuations.
     Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:
•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.
     The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses is relatively fixed in nature due to our significant sales, research and development and manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

We may be unable to make the substantial research and development investments required to remain competitive in our business.
     The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products, such as our optical mouse products, originated with our research and development efforts and have provided us with a significant competitive advantage. Although we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive.
Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.
     Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to manufacture such a component, we may be forced to re-engineer a product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.
     We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to significantly reduce the amount of products ordered from us. Because certain of our sales, research and development and manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.
Our operating results and financial condition could be harmed if the markets into which we sell our products decline.
     Visibility into our markets is limited. Any decline in our customers’ markets would likely result in a reduction in demand for our products and make it more difficult to collect on outstanding amounts due us. For example, if the Asian market does not grow as anticipated or if the semiconductor market declines, our results of operations would likely suffer. In such an environment, pricing pressures could intensify and, if we were unable to respond quickly, could significantly reduce our gross margins. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in these markets through increased market share or otherwise, our net revenue may decline and our business, financial condition and results of operations may suffer. Pricing pressures and competition are especially intense in semiconductor-related industries, which could prevent achievement of our long-term financial goals and could require us to implement additional cost-cutting measures.
     Furthermore, projected industry growth rates may not be as forecasted, which could result in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.
     The semiconductor industry is characterized by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Claims that our products or processes infringe or misappropriate these rights (including claims arising through our contractual indemnification of our customers), regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:
•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.
Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.
We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.
     We rely on patents, trade secrets, trademark, copyrights and other intellectual property rights to help protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we do not know whether:
•	any of the patents and pending patent applications that we presently employ in our business, which currently consist primarily of those that Agilent assigned, licensed or sublicensed to us in connection with the Acquisition, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•	rights previously granted by Agilent, Hewlett-Packard or others to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense;

•	any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that Agilent has assigned, licensed or sublicensed to us in connection with the Acquisition will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.
     In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in one or more relevant jurisdictions.
The loss of one or more of our significant customers may adversely affect our business.
     Some of our customers are material to our business and results of operation. In the quarter ended January 31, 2007 and the combined quarter ended January 31, 2006, Avnet, Inc. accounted for 13% and 12%, respectively, of our net revenue from continuing operations, Solectron Corporation accounted for 8% and 11%, respectively, of our net revenue from continuing operations, Arrow Electronics, Inc. accounted for 9% and 10%, respectively, of our net revenue from continuing operations, and our top 10 customers collectively accounted for 56% and 55%, respectively, of our net revenue from continuing operations. In the fiscal years ended October 31, 2004, 2005 and 2006, Avnet, Inc. accounted for 10%, 11% and 13%, respectively, of our net revenue from continuing operations, Solectron Corporation accounted for 8%, 10% and 11%, respectively, of our net revenue from continuing operations, Arrow Electronics, Inc. accounted for 7%, 8% and 9%, respectively, of our net revenue from continuing operations, and our top 10 customers collectively accounted for 57%, 56% and 58%, respectively, of our net revenue from continuing operations. We believe our top customers’ strength has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.
     We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. Substantially all of our purchases from contract manufacturers and suppliers of raw material are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials in a timely manner or if the costs of our materials increase significantly or their quality deteriorates.
     Our manufacturing processes rely on many materials, including silicon and GaAs wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.
     We purchase a significant portion of our semiconductor materials from a few suppliers. For the three months ended January 31, 2007, we purchased 54% of the materials for our manufacturing processes from eight suppliers. For the year ended October 31, 2006, we purchased 50% of the materials for our manufacturing processes from eight suppliers. These supply relationships are generally conducted on a purchase order basis. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted.
     We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and, in some cases, require long-term commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.
Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.
     Our manufacturing operations are primarily fabless. As part of our efforts to further streamline operations and cut costs, we plan to continue to evaluate additional outsourcing opportunities. As a result, our products are manufactured in fewer owned facilities and we are increasingly relying on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are becoming increasingly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.
     To the extent we rely on third-party manufacturing relationships, we face the following risks:
•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	decline in product reliability;

•	inability to maintain continuing relationships with our suppliers; and

•	reduced control over delivery schedules and products costs.
     Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”
Our gross margin is dependent on a number of factors, including our level of capacity utilization.
     Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource most of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.
Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.
     We sell our products throughout the world. In addition, a significant majority of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:
•	changes in political, regulatory, legal or economic conditions;

•	restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	economic downturns, civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	changes in labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, which may result in our products becoming too expensive for foreign customers; and

•	difficulty in obtaining distribution and support.
     International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.
     A majority of our products are manufactured in Asia, primarily in Singapore, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.
     In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations.
We are subject to currency exchange risks that could adversely affect our operations.
     We are subject to currency exchange risks that could adversely affect our operations and our ability to reinvest earnings from operations. We prepare our financial statements in U.S. dollars in accordance with GAAP, although a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks, including:
•	currency exchange risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.
     Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful.
We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.
     We have disposed of significant portions of the business originally acquired from Agilent through the sale of our Storage Business to PMC-Sierra, Inc. in February 2006, the sale of our Printer ASICs Business to Marvell Technology Group Ltd. in May 2006 and the sale of our image sensor operation to Micron Technology, Inc. in December 2006. We may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. Acquisition transactions may be financed by additional borrowings. These transactions may also affect our consolidated results of operations.
     Any potential transactions involve risks, and we do not know whether:
•	any acquisitions would result in an increase in income;

•	any acquisitions would be successfully integrated into our operations;

•	any disposition would result in decreased earnings, revenue or cash flow;

•	any dispositions, investments, acquisitions or integrations would divert management resources; or

•	any dispositions, investments, acquisitions or integrations would result in a material adverse effect on our business, results of operations or financial condition.
Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.
     Our business is subject to various significant international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.
     Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.
     We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.
We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse affect on our results of operations and financial condition.
     We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.
     We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.
     In addition to the costs of complying with environmental, health and safety requirements, we have incurred and may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.
     In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers.

Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.
     We cannot predict:
•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.
If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.
     Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility.
Risks Relating to the Investments in Singapore Companies
Judgments of U.S. courts against us may not be enforceable outside of the United States.
     We are incorporated under the laws of the Republic of Singapore, and a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, it may be difficult for you to enforce civil liabilities against us in courts outside the United States. Furthermore, since a substantial portion of the assets owned by us and the guarantors are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.
     There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments. As a result, U.S. judgments are not automatically enforceable in Singapore. We have been advised that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States may not be enforceable in Singapore courts. We have also been advised that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liabilities provisions of the U.S. securities laws.
Risks Relating to the Notes
Your right to receive payments on the notes is junior to that of lenders who have a security interest in our and our subsidiaries’ assets.
     Our obligations under the notes and the related guarantees will be unsecured, but our obligations under our senior credit facilities are secured by an interest in substantially all of our and our subsidiaries’ assets. If we are declared bankrupt or insolvent, or if we default under our senior credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes and the guarantees, even if an event of default exists under the indentures at such time. Furthermore, if the lenders foreclose on the equity interests in a subsidiary, that subsidiary will be released from its obligation under the notes automatically upon such sale, provided that such sale is made in compliance with the provisions of the indentures.
     In any such event, because the notes will not be secured, it is possible that there would be no assets remaining from which claims of the holders of notes could be satisfied or, if any assets remained, that they would be insufficient to satisfy such claims fully. See “Description of Other Indebtedness — Senior Credit Facilities” in our Registration Statement.
Your right to receive payments on the senior subordinated notes will be junior to the rights of the lenders under our revolving credit facility and all of our other senior debt, including the senior notes, and any of our future senior indebtedness.
     The senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. As of January 31, 2007, we had $750 million of senior indebtedness and $239 million available under our revolving credit facility (net of $11 million of outstanding letters of credit).
     We may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our revolving credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the senior subordinated notes for a designated period of time.
     Because of the subordination provisions in the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. We do not know whether sufficient assets will remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.
Your right to receive payments on the notes is also junior to the rights of those unsecured creditors whose debts are mandatorily preferred by law.
     Under Singapore insolvency laws and under the laws of the United States, in the event of the bankruptcy, liquidation or dissolution of our company, certain unsecured debts are mandatorily preferred by law to other unsecured debts. These preferential unsecured debts include:
•	costs and expenses of the winding up;

•	amounts due to employees of our company in respect of wages, retrenchment benefits, workmen’s compensation and provident funds; and

•	all taxes due from our company.
     These preferential unsecured debts will rank in priority to all of our other unsecured debts, including payments under the notes. As a result, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the notes until we have made all payments on the preferential unsecured debts. We do not know whether sufficient assets will remain after these payments have been made to make any payments on the notes, including payments of principal or interest when due.
The obligations of our subsidiaries under the notes could be deemed a fraudulent conveyance under certain circumstances and a court may subordinate or void them.
     Under various fraudulent conveyance or fraudulent transfer laws (including under the laws of the United States), a court could subordinate or void the obligations of our subsidiaries under the notes. Generally, to the extent that a court were to find that at the time one of the subsidiary co-issuers issued the notes or one of our subsidiaries entered into a subsidiary guarantee either:
•	the subsidiary co-issuer issued the notes or the subsidiary guarantor incurred the subsidiary guarantee with the intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	the subsidiary co-issuer or subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the notes or the subsidiary guarantee and, at the time it issued the notes or the subsidiary guarantee, the subsidiary co-issuer or subsidiary guarantor:
•	was insolvent or became insolvent as a result of issuing the notes or the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary co-issuer or subsidiary guarantor constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages declared against such subsidiary co-issuer or subsidiary guarantor if, after final judgment, the judgment is unsatisfied;
the court could void or subordinate the subsidiary co-issuer’s obligations under the notes or the subsidiary guarantee in favor of the issuer’s or the subsidiary guarantor’s other obligations. In addition, any payment by a subsidiary co-issuer or any subsidiary guarantor could be voided and required to be returned to the subsidiary co-issuer or such subsidiary guarantor, or to a fund for the benefit of its creditors.
     Among other things, a legal challenge of a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee on fraudulent conveyance grounds could focus on the benefits, if any, realized by the subsidiary co-issuers or subsidiary guarantors as a result of the issuance of the notes. To the extent a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary co-issuer or subsidiary guarantor and would be creditors solely of the subsidiary co-issuers and subsidiary guarantors, if any, whose obligations under the notes or subsidiary guarantees were not held unenforceable.
We may not be able to raise the money necessary to finance the change of control offer required by the indentures.
     Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under our senior credit facilities or other agreements will not allow such repurchases. If any change of control occurs, we do not know whether we will have sufficient funds to satisfy all of our debt obligations. See “Description of Exchange Senior Notes — Repurchase at the Option of Holders” and “Description of Exchange Senior Subordinated Notes — Repurchase at the Option of Holders” in our Registration Statement.
The interests of our controlling shareholder may differ from the interests of the holders of the notes.
     Our controlling shareholder, Bali Investments S.ár.l., beneficially owns approximately 81% of the outstanding voting shares of Avago Technologies Limited, the ultimate parent company of the obligors under the notes. As a result of this ownership and the terms of a shareholder agreement, this shareholder is entitled to elect at least a majority of the directors of Avago Technologies Limited, to appoint new management and to approve actions requiring the approval of the holders of its outstanding voting shares as a single class, including adopting most amendments to our articles of association and approving mergers or sales of all or substantially all of our assets. Through their control of Avago Technologies Limited, Bali Investments controls us, the subsidiary co-issuers and all of our subsidiary guarantors.
     The interests of our controlling shareholder may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling shareholder and its affiliates, as equity holders, might conflict with your interests as a note holder. Our controlling shareholder and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance the value of their equity investments, even though such transactions might involve risks to you as a note holder. Additionally, the indentures governing the notes permit us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and our controlling shareholder and its affiliates may have an interest in our doing so.
     Affiliates of our controlling shareholder are in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. You should consider that the interests of these holders may differ from yours in material respects. See “Security Ownership of Certain Beneficial Owners,” “Certain Relationships and Related Party Transactions,” “Description of Other Indebtedness,” “Description of Exchange Senior Notes” and “Description of Exchange Senior Subordinated Notes” in our Registration Statement.
Your ability to transfer the notes may be limited by the absence of an active trading market.
     We do not intend to apply for a listing of the notes on any securities exchange or on any automated dealer quotation system in the United States or elsewhere. We cannot assure you as to the liquidity of markets for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Any market making with respect to the notes may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.
Avago Technologies Finance Pte. Ltd. has no operations of its own and may not have sufficient cash to make payments on the notes.
     We have no operations of our own and derive substantially all of our revenue and cash flows from our subsidiaries. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the notes. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings. Our subsidiaries are, or in the future may be, subject to agreements that may restrict payments from the applicable subsidiary to us.
     While the indentures and our senior credit facilities provide for limitations on these restrictions, we cannot assure you that agreements governing the current and future indebtedness of our subsidiaries will permit the applicable subsidiary to provide us with sufficient cash to fund payments on the notes when due.
We are not currently required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, which may lead to our investors losing confidence in our reported financial information.
     We are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of a reporting company to annually review, assess and disclose the effectiveness of the company’s internal control over financial reporting and a report by independent auditors addressing such assessments. We currently expect that we will not be subject to Section 404 until our fiscal year ending October 31, 2008. We do not know whether our assessment will identify material weaknesses in our internal controls.

Unregistered Sales of Equity Securities and Use of Proceeds
     Not Applicable.
Defaults Upon Senior Securities
     Not Applicable.
Submission of Matters to a Vote of Security Holders
     Not Applicable.
Other Information
     Not Applicable.
Exhibits

Exhibit Number	Exhibit Description

10.36	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.

10.37	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang. (1)

10.38	Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries. (1)

(1)	Incorporated by reference to exhibits to our Report on Form 6-K filed on February 6, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Mercedes Johnson
Mercedes Johnson
Chief Financial Officer
Date: March 15, 2007

Exhibit Index

Exhibit Number	Exhibit Description

10.36	First Amendment to Lease Agreement (Building 90) and Service Level Agreement, dated January 10, 2007, between Avago Technologies U.S. Inc. and Lumileds Lighting B.V. relating to Avago’s facilities at 350 West Trimble Road, San Jose, California 95131.

10.37	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang. (1)

10.38	Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries. (1)

(1)	Incorporated by reference to exhibits to our Report on Form 6-K filed on February 6, 2007.